EXHIBIT 4.84
Memorandum of Agreement
Made and entered into between:-
DRDGOLD LIMITED
(
Reg No 1901/000926/06)
(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Daniel Pretorius, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at
Johannesburg on the day 31   of August 2005, and a certified copy whereof is annexed hereto st

marked "A");
of the one part;
and

SIMMER & JACK MINES LIMITED
(Reg No 1924/007778/06)
(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Roger Kebble, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 31
ST
day of August 2005, and a certified
copy whereof is annexed hereto marked ‘B’).
and
jointly of the other part
.

1.1
In the AGREEMENT, unless inconsistent with the context, the following terms

SIMMER & JACK INVESTMENTS (PROPRIETARY) LIMITED
(Reg No 1981/002168/07)

(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Gordon Trevlyn Miller, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 31
st
day of August 2005, and a certified
copy whereof is annexed hereto marked"C")

1.
Definitions
and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout the AGREEMENT in capitals:-

.

1.1.1
1.1.2
1.1.3

"AGREEMENT"
shall mean this agreement between the
PARTIES and shall be deemed to
include all annexes thereto which shall
be initialed or signed, as the case may
be, by the PARTIES for purposes of
identification;
"
ANGLOGOLD
"
shall mean Anglogold Ashanti Limited
and shall be deemed to include its
subsidiary and associate companies
and its/their respective successors in
title or assigns;
"
ANGLOGOLD
APPLICATION"
shall mean the motion court
proceedings instituted in the COURT
under case No 7655/05 by
ANGLOGOLD as applicant and DRD
BUFFELSFONTEIN, STILFONTEIN,
HARMONY, The Minister of Minerals
and Energy, The Minister of Water
Affairs and Forestry, The Minister of
Environmental Affairs and Tourism and
HARTEBEESTFONTEIN as the First to
Eighth Respondents inclusive, in
connection with the relief sought for the
continued
pumping and extraction of

1.1.4
1.1.5
"
ATTORNEYS
"
"
BUFFELSFONTEIN
"

underground
water in the mines therein
referred to, and a copy of which Notice
of Motion is annexed hereto marked “D”,
shall mean Levy, Feinsteins &
Associates Incorporated, practicing
under the style of "Feinsteins", of
Johannesburg;
shall mean Buffelsfontein Gold Mines
Limited (Reg No 1995/010072/06) (in
provisional liquidation) (and shall be
deemed to include its successors in
title), the authorised share capital
whereof is R200 000,00 (two hundred
thousand rand) divided into 20 000 000
(twenty million) ordinary par value
shares of R0,01 (one cent) each and
the issued share capital whereof is
R130004,60 (one hundred and thirty
thousand and four rand sixty cents)
divided into 13000460 (thirteen million
and four hundred and sixty) ordinary par
value shares of R 0,01 (one cent) each,
the registered and beneficial owner

1.1.6

whereof is DRD;
"
CLAIMS
"
shall mean all or any claims of
whatsoever nature or howsoever arising
against DRD at any time after the
CLOSING DATE (save in the case of
the DWAF DIRECTIVES which shall
apply to any claims after the earlier of
31 October 2005 or the CLOSING
DATE) by one, more or all of the
following, namely:-
1.1.6.1
ANGLOGOLD
;
1.1.6.2
BUFFELSFONTEIN
;
1.1.6.3
HARMONY
;
1.1.6.4
HARTEBEESTFONTEIN
;
1.1.6.5
STILFONTEIN
,
directly
or
indirectly
arising from:-
•
the DWAF DIRECTIVES, now
extant or which may hereafter

1.1.7
1.1.8
1.1.9

come into being; and/or
•
the
ANGLOGOLD APPLICATION;
and/or
•
the
REHABILITATION OBLIGATIONS:
"
CLOSING DATE
"
shall mean the date of the
implementation of the provisions of
clause 9 infra, which shall as near as
possible correspond to the date of the
fulfillment of the last of the conditions
precedent in clause 3 infra or at latest 3
(three) business days thereafter;
"COMPANIES"
shall mean S&J and S&J INV, whose
rights and obligations under the
AGREEMENT shall be joint, several
and in solidum;
"COURT"
shall mean the High Court of South
Africa (Witwatersrand Local Division);

1.1.10      "DME"
shall mean the Department of Minerals
and Energy of the Government of the

1.1.11     "DRD”"

1.1.12     "DWAF"

1.1.13     "DWAF DIRECTIVES"

Republic of South Africa;
shall mean DRDGold Limited and shall
be deemed to include its successors in
title;
shall mean the Department : Water
Affairs and Forestry of the Government
of the Republic of South Africa;
shall mean the directives emanating from
DWAF in terms of Section 19(3) of the
WATER ACT, now extant [as per those
directives dated 13 April 2005, 15 April
2005, 7 May 2005 and 30 June 2005, and
copies whereof are annexed hereto marked
"E(1)" to "E(4)" respectively and shall
be deemed to include any directives by
DWAF supplemental thereto and/or in
variance thereof and/or in substitution
therefor and relating to the KOSH AREA
MINES and all future directives, against
DRD in respect of water management in the
KOSH AREA MINES;

shall collectively mean those assets of

1.1.14    "EXCLUDED ASSETS"

1.1.15    "HARMONY"

1.1.16    "HARTEBEEST-
FONTEIN

1.1.17     "INDEMNITY"

1.1.18     "INTERIM
AGREEMENT"

BUFFELSFONTEIN excluded from the
SCHEME OF ARRANGEMENT and as
more fully identified in Annexe "F"
hereto;
shall mean Harmony Gold Mining
Company Limited and shall be deemed
to include its subsidiary and associate
companies and its/their respective
successors in title or assigns
shall mean Hartebeestfontein Gold
Mining Company Limited and shall be
deemed to include its successors In
title, a wholly owned subsidiary of
BUFFELSFONTEIN;
shall mean the indemnification to be
furnished by the COMPANIES in favour
of DRD against the CLAIMS as more
fully provided in clause 8 infra;
shall mean the preliminary agreement
entered into between BUFFELS-
FONTEIN and the COMPANIES at

1.1.19 "KOSH AREA MINES"

1.1.20 "LIQUIDATORS"

1 .1 .21 "MINERAL LAWS"

Johannesburg on 7 July 2005 and shall
be deemed to incorporate the
supplemental agreement between the
same parties dated 28 July 2005
;
shall mean the mines in the Klerksdorp
/Orkney/ Stilfontein / Hartebeestfontein
areas In the Northern Province
commonly known as the "Kosh area"
and which constitute the subject matter
of the DWAF DIRECTIVES;
shall mean Barend Petersen, Norman
Klein and Segopotje Sheila Mphahlele,
The provisional liquidators of
BUFFELSFONTEIN, duly appointed
thereto by the Master of the High Court
on 30 March 2005 under Certificate of
Appointment No G280/05;
shall collectively mean:-
1.1.21.1 the Minerals Act, No 51 of
1991 ;
1.1.21.2 the Mineral and Petroleum
Resources Act, No 28 of

1.1.22 "NORTH WEST
OPERATIONS"

1.1.23 "PARTIES"

1.1.24 "REHABILITATION
OBLIGATIONS"

2002; and
1.1.21.3
all regulations promulgated
pursuant thereto;
shall collectively mean the individual
business units of BUFFELSFONTEIN,
known as the Harties Division and the
Buffels Division, the former comprising
shafts #2, #5, #6, #7 and #8 and the
latter shafts #9, #10 and #12,
incorporating two metallurgical
processing plants known as the North
and South Plants;
shall mean the three parties to the
AGREEMENT;
shall mean any obligations which would
directly or indirectly impact upon DRD in
relation to the NORTH WEST
OPERATIONS consequent upon DRD
being the holding company of
BUFFELSFONTEIN and the ultimate
holding company of HARTEBEESTFONTEIN•
and whether such obligations

1.1.25
"REHABILITATION
TRUST FUND"
1.1.26      "S&J"
1.1.27      "S&J INV
"
1.1 .28      "SANCTION"
1.1.29
"SANCTION DATE"

directly or indirectly emanate from the
DME under the MINERAL LAWS
and/or under the ANGLOGOLD
APPLICATION or otherwise;
shall mean the trust fund established by
BUFFELSFONTEIN for the benefit of
the DME on account of the
REHABILITATION OBLIGATIONS;
shall mean Simmer & Jack Mines
Limited and shall be deemed to include
its successors in title;
shall mean Simmer & Jack Investments
(Proprietary) Limited and shall be
deemed to include its successors in title
- a wholly owned subsidiary of S&J;
shall mean the sanction of the
SCHEME OF ARRANGEMENT by the
COURT;
shall mean the date of the registration in
the office of the Registrar of Companies
in terms of Section 311(6)(a) of the

Companies Act, No 61 of 1973, as
amended, of the Order of Court granting
the SANCTION;

1.1.30 "SCHEME OF
ARRANGEMENT":
shall mean the Scheme of Arrangement
to be proposed by S&J INV between
BUFFELSFONTEIN and its creditors in
terms of Section 311 of the Companies
Act, No 61 of 1973, as amended, as set
forth in the draft thereof annexed hereto
and marked "G" or with such
amendments thereto as may be
determined by the LIQUIDATORS
and/or DRD In their reasonable
discretion;
1.1.31 "SHARES"
shall mean the 13 000 460 (thirteen
million four hundred and sixty) ordinary
par value shares of R 0,01 (one cent)
each in the capital of
BUFFELSFONTEIN, the registered and
beneficial owner whereof is DRD
1.1 .32 "STILFONTEIN"
shall mean Stilfontein Gold Mining
Company Limited and shall be deemed

to include its subsidiary and associate
companies and its/their respective
successors in title or assigns;

1.1.33 "WATER ACT"
shall mean The National Water Act, No
36 of 1991;

1.1.34 "WATER PUMPING
AGREEMENT"
shall mean the Memorandum of
Agreement entered into between
STILFONTEIN and HARTEBEEST-
FONTEIN at Johannesburg on 25
November 1991, relating to the
pumping of water at STILFONTEIN's
Margaret and Scott Shafts and Western
Sub Incline Shaft.

1.2
Words importing:-
1.2.1
.
the singular shall include the plural and vice versa;
1.2.2 anyone gender shall include the others;
1.2.3
persons shall, where the context admits, include firms or
corporations
.
1.3
Where figures are referred to in numerals and, words, then the latter shall prevail in the event of any dispute
.

1.4
Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5
When any number of days is prescribed in the AGREEMENT, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6
The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7
Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the AGREEMENT.

1.8
The terms of the AGREEMENT having been negotiated, the contra proferentem rule shall not be applied in the interpretation thereof.

1.9
Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example "winding-up" or
"curatorship") shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction

AGREEMENT may apply or to the laws of which any party cited hereunder may be or become subject.

2.
Recorded
It is recorded that
:-

2.1
DRD is and has at all material times hereto been the holding company of
BUFFELSFONTEIN, the latter in turn being the holding company of
HARTEBEESTFONTEIN;

2.2
BUFFELSFONTEIN at all times material hereto conducted the NORTH WEST
OPERATIONS which were severely damaged as a direct consequence of a seismic event which took place on 9 March 2005;

2.3
as a result of such seismic event, BUFFELSFONTEIN was placed in provisional liquidation on 22 March 2005 and the LIQUIDATORS were appointed thereto;

2.4
S&J has evidenced a desire to pursue the NORTH WEST OPERATIONS and to such end the COMPANIES have concluded the INTERIM AGREEMENT with
BUFFELSFONTEIN to mine such operations on a limited basis pending the acquisition of the business and assets thereof, alternatively pending the acquisition of the SHARES and the submission of the SCHEME OF
ARRANGEMENT and Its SANCTION;

2.5
as a pre-requisite to pursuing the SCHEME OF ARRANGEMENT, the
COMPANIES are desirous of concluding an agreement with DRD for the acquisition of the SHARES;

2.6
DRD is prepared to enter into a sale agreement with the COMPANIES subject to the latter furnishing the INDEMNITY;

2.7
the PARTIES have reached agreement in principle in regard to the aforegoing which is to be reduced to writing as more fully set forth hereafter
.

3.
Conditions Precedent

3.1
Notwithstanding anything to the contrary in the whole of the AGREEMENT contained, it shall be conditional upon the fulfillment of the following conditions precedent, to wit:-

3.1.1
the INDEMNITY not being withdrawn or varied prior to the
CLOSING DATE, when same shall become operative in
accordance with the provisions of clause 8 infra;

3.1.2
the delivery of the SHARES in negotiable form to the
ATTORNEYS to be held by them 'in trust' pending the arrival of the
CLOSING DATE, when same shall be released to S&J INV in
accordance with clause 9 infra;

2.

3.1.3
subject to the arrival of the CLOSING DATE, the written
confirmation by DWAF that the DWAF DIRECTIVES shall with
effect from the earlier of the CLOSING DATE or 31 October 2005, be amended or re-issued so as to provide that DRD will from such date be substituted by S&J on the basis, however, that any amount payable pursuant to such directives will not result in any duplication insofar as it pertains to S&J - by way of explanation the present
DWAF DIRECTIVES are against four parties and that the
introduction of S&J shall not be deemed to be, or treated as, a fifth party but as an entity substituting DRD
;

3.1.4
the submission of the SCHEME OF ARRANGEMENT, its
SANCTION and the arrival of the SANCTION DATE
;

3.1.5
written confirmation that the WATER PUMPING AGREEMENT,
the cancellation whereof is a condition precedent under the SCHEME OF
ARRANGEMENT, shall be so cancelled by the parties thereto prior to the
SANCTION DATE;

3.1.6
the unconditional written approval of the Competition Commission or the Competition Tribunal, as the case may be, in terms of Chapter 3 of the
Competition Act, No 89 of 1998, as amended, of the AGREEMENT and the
SCHEME OF ARRANGEMENT,
within a period of 120 days from the date of signature of the AGREEMENT.
-----

3.2
It is recorded that the conditions precedent are imposed for the benefit of all the
PARTIES and accordingly shall only be capable of being waived by them, in whole or in part, upon the written concurrence of all the PARTIES.

3.3
Should any of the aforesaid conditions precedent not be fulfilled or waived within the period aforesaid or within such extended period/s as the PARTIES may from time to time in writing agree upon, then and in such event the
AGREEMENT shall ipso facto be and become null and void ab initio and the
PARTIES shall be obliged to restore each other as near as possible to the status quo ante and none of the PARTIES shall have any claims against the otherls of them save to the extent that there is a breach of the provisions of clause 3.4 infra.

3.4
The PARTIES reciprocally warrant in favour of each other that they will use their reasonable endeavours to procure timeous compliance with the conditions precedent afore-referred to and to such end will upon written request sign all reasonable documents and furnish all reasonable information
.

4. Warranties
by DRD
DRD represents and warrants in favour of the COMPANIES and upon the veracity whereof the AGREEMENT shall be founded, that:-
4.1
it is the registered and beneficial owner of the SHARES;

4.2
the SHARES are unencumbered and it is accordingly entitled to sell same and to deal therewith in accordance with the provisions of the AGREEMENT;

4.3
BUFFELSFONTEIN is the registered and beneficial owner of the total issued share capital of HARTEBEESTFONTEIN and that such shares are under the control of the LIQUIDATORS and constitute part of the EXCLUDED ASSETS.

5.

Companies' Acknowledgments
The COMPANIES acknowledge:-

5.1
that they have not in any manner been induced in any shape or form, be it by representations by DRD or any other person acting on its behalf, to enter into the AGREEMENT and that save for the aforesaid warranties, the
AGREEMENT shall not be founded upon any other warranties or
representations of whatever nature;

5.2
that the acquisition by S&J INV of the SHARES shall be "voetstoots" in all respects and the implied warranty as to latent defects is expressly excluded;

5.3
that, subject to the arrival of the CLOSING DATE, S&J INV will acquire control of BUFFELSFONTEIN and the underlying assets thereof, save and except the
EXCLUDED ASSETS, which shall remain under the control of those persons to be appointed as Receivers pursuant to the SCHEME OF ARRANGEMENT;

5.4
that the granting of the INDEMNITY hereafter is fundamental to the conclusion of the AGREEMENT and in the absence whereof DRD would not dispose of the SHARES for the nominal consideration hereinafter referred to;

5.5
that they have made their own enquiries and undertaken their own due diligence of and in connection with the ANGLOGOLD APPLICATION, the
DWAF DIRECTIVES, the REHABILITATION OBLIGATIONS and the
REHABILITATION TRUST FUND and the possible CLAIMS arising thereout and that no warranties of whatsoever nature or howsoever arising have been given by DRD to them of and in connection therewith;

5.6
that they shall be obliged to give effect to the INTERIM AGREEMENT until the arrival of the SANCTION DATE or, in the event of the failure of the SCHEME
OF ARRANGEMENT, until such other date as the parties to the INTERIM
AGREEMENT may in writing agree upon;

5.7
that they shall give effect to their obligations under the SCHEME OF
ARRANGEMENT and will use their best endeavours to pursue same to finality as expeditiously as possible after the signature of the AGREEMENT;

5.8
and agree that the obligations arising out of the DWAF DIRECTIVES insofar as they apply to DRD shall, subject to the arrival of the CLOSING DATE, be assumed and discharged by them retrospectively with effect from the earlier of the CLOSING DATE or 31 October 2005, this notwithstanding anything to the contrary in the whole of the AGREEMENT contained .

3.

6.     Sale
Subject to the timeous fulfillment or waiver of the conditions precedent and subject further to the warranties, acknowledgments and the INDEMNITY as hereinbefore and hereinafter referred to:-

6.1
DRD does hereby sell to S&J INV which does hereby purchase from it
"voetstoots", the SHARES, for the purchase consideration hereinafter referred to; and

6.2
the benefits of and risks attaching to the acquisition of the SHARES shall pass from DRD to S&J INV with effect from the CLOSING DATE.

7.
Purchase Consideration
The purchase consideration payable by S&J INV to DRD for the SHARES shall be the sum of R1,00 (one rand) and payment whereof shall be effected on the CLOSING
DATE.

8.
Indemnity

8.1
The COMPANIES do hereby with effect from the CLOSING DATE indemnify, hold harmless and absolve DRD against the CLAIMS and on the basis that:-
8.1.1
if DRD or the COMPANIES become aware of any matter which
give rise to any CLAIM, then notice thereof and all reasonable details in connection therewith shall be given by the recipient of the information to the other/s of them as soon as possible after the recipient becomes aware thereof;

8.1.2
any such CLAIM shall not be compromised or settled without the prior written consent of all the PARTIES;

8.1.3
the COMPANIES shall be entitled to dispute, resist or appeal any
CLAIMS and to control any proceedings arising out of the exercise of any of those rights by the COMPANIES provided that-
8.1.3.1
8.1.3.2
the COMPANIES shall as a pre-requisite thereto
indemnify DRD against all reasonable costs (including
legal costs on an attorney and own client scale),
charges, liabilities and expenses which may be
incurred by DRD directly or indirectly for the purposes
of or in connection with anything done by DRD in its
name in accordance with the provisions hereof; and
the COMPANIES shall keep DRD informed of the
manner in which they exercise their rights under this
indemnity and shall at all times exercise those rights in
such manner as DRD may reasonably require so as to
avoid or to minimise any further loss;

8.1.4
DRD shall make available to the COMPANIES such information
and assistance and sign all such documentation as may
reasonably be required by the COMPANIES for the purposes of
disputing, resisting, appealing, compromising or contesting any such CLAIM;

8.1.5
the COMPANIES shall be obliged to furnish DRD with regular
monthly reports as to their progress with regard to any contested
CLAIM;

8.1.6
none of the PARTIES shall be entitled, without the prior written consent of the other/s, to cede or assign any of its rights or delegate any of its obligations arising out of this indemnity.

8.2
Notwithstanding anything to the contrary hereinbefore contained:-

8.2.1
should any CLAIM arise from the REHABILITATION
OBLIGATIONS, then and in such event the REHABILITATION
TRUST FUND which shall from the CLOSING DATE remain under
the control of BUFFELSFONTEIN, shall be utilised to off set, In whole or in part, any such CLAIM; and

8.2.2
DRD shall in its sole and absolute discretion, if it evidences any dissatisfaction of whatever nature of the manner in which any
CLAIM is being disputed, resisted, appealed against or contested in any form by the COMPANIES, take over any such proceedings

and pursue the same to the final end and determination thereof at the cost of the COMPANIES and shall be entitled to call for the establishment of such deposits and/or bank guarantees as a prerequisite thereto in order to off set any such costs as may be incurred by DRD.

9.     Closing Date
On the CLOSING DATE, the PARTIES and/or their duly authorised representatives shall meet at the offices of the ATTORNEYS and at which the following shall contemporaneously take place:-

9.1
DRD shall deliver to the COMPANIES:-

9.1.1
via the ATTORNEYS (who shall release the same from trust), the certificates in respect of the SHARES and the relevant share transfer forms which shall be currently dated and duly completed to enable transfer of the SHARES to be registered in the name of S&J INV;

9.1.2
the following appertaining to BUFFELSFONTEIN to the extent that any of such documents are not already in the possession of the
LIQUIDATORS, alternatively shall procure in conjunction with the
LIQUIDATORS for the following to be handed to the COMPANIES:-

9.2
9.1.2.1
9.1.2.2
9.1.2.3
9.1.2.4
9.1.2.5

the original Memorandum and Articles of Association
or certified copies thereof;
the original Certificate of Incorporation or a certified
copy thereof;
the original title deed/s or certified copy/ies thereof in
respect of the immovable property/ies of which
BUFFELSFONTEIN is/are the registered owner,
including all mining titles in respect thereof;
the written resignations of the directors, secretary and
public officer of BUFFELSFONTEIN;

resolutions of the board of directors of
BUFFELSFONTEIN:-
9.1.2.5.1.   consenting to the transfer of the SHARES
to S&J INV;
9.1.2.5.2.   accepting the resignations of all the
directors, public officer and secretary of
BUFFELSFONTEIN and simultaneously
appointing the nominees of S&J INV in
their stead;
S&J INV shall effect payment of the purchase consideration.

10. Breach Provisions

10.1      Should any of the PARTIES commit a breach of any of the provisions of the
AGREEMENT which are applicable to it/them, either prior or subsequent to the
CLOSING DATE, then and in such event the aggrieved PARTY/IES shall be obliged to afford the guilty PARTY/IES a period of 30 (thirty) days written notice
(calculated from the date of receipt thereof) within which to remedy the breach, failing which the aggrieved PARTY/IES shall then be entitled at its/their sale and absolute discretion, subject to 10.2 infra, to cancel the AGREEMENT and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved PARTY/IES in law.

10.2     Notwithstanding anything to the contrary in 10.1 supra, the aggrieved
PARTY/IES shall only be entitled to cancel the AGREEMENT if the breach is of a material nature and strikes at the roots of the AGREEMENT and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.
11. Adjudication of Disputes

11.1     Should any dispute arise between the PARTIES in regard to:-
11.1.1
the interpretation of;
11.1.2
the effect of;

11.1.3
the PARTIES' respective rights or obligations under;
11.1.4 a breach of;
11.1.5 the termination of;
11.1.6 any matter arising out of the termination of;
the AGREEMENT, that dispute shall be decided by arbitration in the manner set out in this clause 11.
11.2    The arbitrator shall be appointed by the PARTIES, and failing agreement, shall be nominated by the Arbitration Foundation of Southern Africa ("AFSA") out of
the nominees of the parties hereto. Should AFSA not be in existence at the time, the nomination shall be made by the Chairman for the time being of the
Johannesburg Bar Council.

11.3     The arbitration shall be held at Sandton, Gauteng, and 'in camera' on the basis that such proceedings will be strictly private and confidential.

11 .4    The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the arbitrator, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedures or the strict rules of evidence, and otherwise subject as aforesaid to the Arbitration Act, 1965, of the Republic of South Africa and

any statutory modification or re-enactment thereof.

11.5     The arbitrator shall be entitled to:-
11.5.1 investigate or cause to be investigated any matter, fact or thing which he considers necessary or desirable in connection with any matter referred to him for decision;
11.5.2 decide the matters submitted to him according to what he considers just and equitable in all the circumstances, having regard to the purpose of the AGREEMENT; and
11.5.3
make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as he in his discretion may deem fit and appropriate.

11.6     The arbitration shall be held as expeditiously as possible after it is demanded with a view to it being completed within 30 (thirty) days after it has been so demanded.

11.7     This clause is severable from the remainder of the AGREEMENT and shall therefore remain in effect even if the AGREEMENT is terminated.

11.8     Subject to the above provisions of this clause 11, the law governing the
AGREEMENT shall be South African law and the Court having jurisdiction to enforce any award made under this clause shall be the Witwatersrand Local
Division of the High Court of the Republic of South Africa and all appeal courts therefrom.

12. Clause Headings
The clause headings to the AGREEMENT are for reference purposes only and do not bear upon the interpretation of the AGREEMENT. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the agreement.
13. Domicilia

13.1     The PARTIES hereby choose dom!cilia citand! et executandi for all purposes under the AGREEMENT at the addresses set opposite their respective names hereunder:-
13.1.1
DRD
care of the ATTORNEYS, 10th Floor, JD House, 27
Stiemens Street, Braamfontein, Johannesburg 2001 - telefax
number (011) 712-0700;
13.1.2
the COMPANIES - Mervyn Taback Inc, 26 Sturdee Avenue, Rosebank,
2196 (marked for the attention of Mr L van Staden) –
telefax number(011) 219 6500.

13.2     Any notice to any PARTY shall be addressed to such PARTY at its/their domicilium aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

13.2.1
sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;
13.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.

13.3      Any PARTY shall be entitled, by notice to the other, to change its/their domicilium to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.

13.4     Notwithstanding anything to the contrary herein before contained, a written notice or communication actually received by one of the PARTIES from the other, including by way of telefax transmission, shall be adequate written notice or communication to such PARTY.
14.  Mutual Support
The PARTIES undertake at all times to render to each other every possible assistance and to extend to each other the maximum co-operation for the purposes of attaining the objects of the AGREEMENT.

15. No Indulgences
No extension of time or indulgence granted by any PARTY to the other/s shall be deemed in any way to affect, prejudice or derogate from the rights of such PARTY/IES in any respect under the AGREEMENT, nor shall it in any way be regarded as a waiver of any rights hereunder, or a novation of the AGREEMENT.
16. Severability of Contract
In the event of any provisions of the AGREEMENT being invalid, such provision/s shall be regarded as severable from the remainder of the AGREEMENT which shall remain of full force and effect.
17. Whole Agreement
The AGREEMENT constitutes the entire contract between the PARTIES and no amendment or consensual cancellation of the AGREEMENT or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the AGREEMENT, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the PARTIES.

4.

Thus done and signed by DRD at Johannesburg on this the 31   day of August 2005, in
st

the presence of the undersigned Witnesses. !
1.
For: DRDGold Limited
As
witnesses:-
2.
st
/s/ D Pretorius
Daniel Pretorius
General Manager : Corporate Services
duly authorised signatory -
Thus done and signed by S&J at Johannesburg an this the 31st day of August 2005, in the presence of the undersigned witnesses.
As witnesses:-
For: Simmer & Jack Mines limited
1.
2.
Thus done and signed by S&J INV at Johannesburg on this the 31    day of August 2005, in

the presence of the undersigned witnesses.
As witnesses:-
1.
For: Simmer & Jack Investments
(Proprietary) Limited
2.
/s/ Simmer & Jack Mines limited
- director -

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DRDGOLD LIMITED PASSED ON 30
AUGUST 2005
Resolution No: 28/2005
DRDGOLD LIMITED
RESOLVED:
1.
THAT the Company enters into a written agreement with Simmer & Jack
Limited ("S & J) on the following terms:
(a)  That S&J acquires all of the Company's shares in Buffelsfontein Gold
Mines Limited for one rand (R1.00) as part of the offer of compromise and scheme of arrangement in terms of section 311 of the Companies Act, 1973;
(b)  That the disposal as aforesaid is conditional upon S&J assuming all existing and future obligations relating to the pumping and management of underground water in the KOSH area and in particular that S&J provides a full indemnity against liability in respect of, and an undertaking to discharge on behalf of the Company, any award given against the Company and in favour of AngloGold Ashanti Limited
("AngloGold") pursuant to the legal proceedings instituted by AngloGold in the High Court of South Africa (Witwatersrand Local
Division) ;
(c)   That the agreement is further conditional; upon the Department of Water
Affairs & Forestry agreeing to substitute the Company with S&J in respect of all future directives involving the management underground water issues in the KOSH area.
6.
THAT either Mark Wellesley-Wood or Ian Murray in their capacities as
Directors or Niel Pretorius in his capacity as the Group Legal Counsel be and is hereby authorized to sign the agreement on be half of the Company or any other document intended to achieve the objectives stated under 1 above.

/s/ T Gwebu
Temba Gwebu
Company Secretary

SIMMER AND JACK MINES, LIMITED
(Registration No.: 1924/007778/06)
("the Company")
RESOLUTION OF DIRECTORS
(In terms of the Articles of Association)
MEMORANDUM OF AGREEMENT BETWEEN DRDGOLD LIMITED, SIMMER AND
JACK MINES, LIMITED AND SIMMER AND JACK INVESTMENTS (PTY) LIMITED.
The Company wishes to Acquire the shares of Buffelsfontein Gold mines
Lim
i
ted (Reg. No. 1995/010072/06) (in provisional liquidation) through its wholly owned subsidiary Simmer and Jack Investments (Pty) limited. In order to conclude such agreement authority needs to be given to the directors to sign as a representative of the company.
IT IS THEREFORE RESOLVED:
1.. THAT the company enters into an agreement with DRDGold Limited and Simmer and
Jack Investments (Pty) Limited upon the terms 2nd conditions contained in a draft of such agreement which was tabled at this meeting.
2. THAT Roger Ainsley Ralph Kebble in his capacity as a director of the company be and is hereby authorized to sign the agreement for and on behalf of the company.
/s/ R A R Kebble
R A R Kebble
/s/ G T Miller
G T Miller
/s/ B J Njenje
B J Njenje
/s/ J P Schumacher
J P Schumacher
/s/ V A Mkele
7
V A Mkele
31st August 2005

8.
SIMMER AND JACK INVESTMENTS (PROPRIETARY) LIMITED
(Registration No.: 1981/002168/07)
("the Company")
RESOLUTION OF DIRECTORS
(In terms of the Articles of Association)
MEMORANDUM OF AGREEMENT BETWEEN DRDGOLD LIMITED:
SIMMER AND JACK MINES, LIMITED AND SIMMER AND JACK INVESTMENTS (PTY)
LIMITED.
________________________________________________________________________
The Company wishes to Acquire the shares of Buffelsfontein Gold mines Limited (Reg. No. 1995/010072/06) (in provisional liquidation). In order to conclude such agreement authority needs to be given to the directors to sign as a representative of the company
.
IT IS THEREFORE RESOLVED:
1.
THAT the company enters into an agreement with DRDGold Limited and Simmer and
Jack Mines, Limited upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting
.
1. THAT Gordon Trevlyn Miller and/or John de Villiers Berry is hereby authorized to sign the agreement for and on behalf of the company.
/s/ J Berry
/s/ G T Miller
31st August 2005

Copy of notice of motion of ANGLOGOLD APPLICATION
(vide clause 1.1.3 supra)
Annexe "D"

9.
IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) 7655/05
CASE NO.
In the matter between:
ANGLO GOLD ASHANTI LIMITED
and
DRDGOLD LIMITED
BUFFELSFONTEIN GOLD MINES
LIMITED (IN LIQUIDATION)
STILFONTEIN GOLD MINING COMPANY LIMITED
HARMONY GOLD MINING COMPANY LIMITED
THE MINISTER OF MINERALS AND
ENERGY
THE MINISTER OF WATER AFFAIRS AND FORESTRY
THE MINISTER OF ENVIRONMENTAL AFFAIRS AND
TOURISM
HARTEBEESFONTEIN GOLD MINING
COMPANY LIMITED
Applicant
First Respondent
Second Respondent
Third Respondent
Fourth Respondent
Fifth Respondent
Sixth Respondent
Seventh Respondent
Eighth Respondent
NOTICE OF MOTION

TAKE NOTICE THAT application will be made to the above Honourable Court at 10h00 on
Tuesday 12 April 2005 for an order in the following terms:

1.      Dispensing with the forms and service provided for in the rules and permitting the
Applicant to bring this application as one of urgency in terms of Rule 6(12).

2.      That a Rule Nisi be issued which Rule shall operate as an interim order, returnable on a date to be determined by the above Honourable Court:
2.1

Directing the First Respondent and the" Second Respondent (duly represented by its provisional liquidators), jointly and severally with immediate effect to continue the pumping and extraction of underground water at the following mines/shafts, and in the stated quantities:
2.1.1.
No 2 Shaft of Hartebeesfontein mine at the rate of 5,7
megalitres per day;
2.1.2

No 7 Shaft of Hartebeesfontein mine at the rate of 2,5
megalitres per day;
2.1.3.
Pioneer Shaft of Buffelsfontein at the rate of 2 megalitres per day;

2.2.
Directing the First and Third Respondents, jointly and severally with immediate effect to continue the pumping and extraction of underground water at the following mines/shafts, and in the stated quantities:

2.2.1.

Margaret Shaft of Stilfontein mine at the rate of 26 megalitres per day;

2.3.
Ordering the Fifth Respondent in conjunction with the Seventh
Respondent immediately:
2.3.1.
2.3.2.
2.3.3.
To direct that the First and Second Respondents jointly and
severally, alternatively the First and Third Respondents, jointly and severally. continue with pumping and extraction of
underground water at the mines and in the quantities set out in paragraphs 2 and 2.2 above, such directives to be issued in accordance with the provisions of Section 45 of the Mineral
and Petroleum Resources Development Act 28 of 2002 ("the
Minerals Act);
For the purposes of implementing the provisions of paragraph
2.1 and 2.2 above, to take the necessary steps to seize and
sell property of the First, Second and Third Respondents,
such steps to be taken in accordance with Section 45(2)(c) of the Minerals Act;
In respect of the Second Respondent, to Instruct the Regional
Manager concerned to take necessary' measures to prevent
further pollution or degradation of the KOSH area, and to
make the area safe, in accordance with Section 46(1) of the
Minerals Act.

2.4 Ordering the Sixth Respondent immediately in conjunction with the
Seventh Respondent
2.4.1.
To direct the First and Second Respondents jointly and
severally to continue with the pumping and extraction of
underground water at the mines and in the quantities referred to in paragraph 2.1 above.
2.4.2.
To directing the First and Third Respondents jointly and severally to continue with the pumping and extraction of
underground water at the mines and in the quantities referred to in paragraph 2 above;
2.4.3. Such directions to be in terms of Section 19 of the National
Water Act 36 of 1998 ("the Water Act").

3.     Upon the return day, directing that the relief in paragraph 2 above operate as interim relief pending the final determination of this matter, by application or by action (the action to be instituted within thirty days from date of grant of this order)
for final relief:

3.1.
Confirming the relief in paragraph 2;

3.2.
Directing the Fifth Respondent in conjunction with the Sixth and Seventh
Respondents, to take such steps as are necessary in terms of the
Minerals Act, the Water Act and the National Environmental Management
Act 107 of 1998 ("NEMA") to manage and control the extraction of

4.     Directing that the costs of this application be costs in the final relief.
5.     Granting the Applicant further and/or alternative relief.
TAKE NOTICE THAT if you intend opposing this application you are required to notify the Applicant's attorney Mr T Dalrymple of Knowles Husain Lindsay at telephone number (011) 269 - 7909 J 082 9041757, fax number (011) 883 -7518 by not later than
16h00 on Monday 11 April 2005;
Kindly place the matter on the ran for hearing accordingly.
DATED AT SANDTON ON THIS THE 11
th
DAY OF APRIL 2005
KNOWLES HUSAIN LINDASAY
Applicants attorneys
Ref: Mr T Dalrymple Tel: (011) 269 - 7909
Fax: (011) 883 - 7518
JOHN BROIDO
1724 Sanlam Centre
206/214 Jeppe Street
Johannesburg
Tel: 011 333 2141
TO:
THE REGISTRAR OF THE
ABOVE HONOURABLE
COURT JOHANNESBURG
AND TO:
DRDGOLD LIMITED
First Respondent
45 Empire
Road
Parktown
Johannesburg